CORPORATE

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi, Imjudo approved in Japan for 3 cancers

28 December 2022 07:00 GMT

Imfinzi plus Imjudo approved in Japan for advanced liver and non-small cell lung cancers, and Imfinzi approved for unresectable biliary tract and liver cancers

Approvals based on significant survival benefits in
HIMALAYA, POSEIDON and TOPAZ-1 Phase III trials

AstraZeneca's immunotherapies Imfinzi (durvalumab) and Imjudo (tremelimumab) have been approved in Japan for the treatment of three cancer types: advanced liver, biliary tract and lung.

The approvals authorise Imfinzi in combination with Imjudo for the treatment of adult patients with unresectable hepatocellular carcinoma (HCC) and for the treatment of adult patients with unresectable, advanced or recurrent non-small cell lung cancer (NSCLC) in combination with chemotherapy. Imfinzi was also authorised for the treatment of adult patients with unresectable HCC as monotherapy and for the treatment of adult patients with curatively unresectable biliary tract cancer (BTC) in combination with chemotherapy (gemcitabine plus cisplatin).

The concurrent approvals by the Japanese Ministry of Health, Labour, and Welfare are based on positive results from the HIMALAYA and TOPAZ-1 Phase III trials, each published in the New England Journal of Medicine Evidence and the POSEIDON Phase III trial, published in the Journal of Clinical Oncology.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, AstraZeneca, said: "Japan has one of the highest rates of diagnosis for liver and biliary tract cancers in the world, and lung cancer remains the country's leading cause of cancer death. With these approvals for Imfinzi and Imjudo, patients in Japan can now be treated with novel immunotherapy-based treatment regimens that have demonstrated significant survival benefits across three complex cancers with poor prognoses."

Imfinzi and Imjudo approved in liver cancer
The approval of Imfinzi in combination with Imjudo for the treatment of unresectable HCC brings the first dual immunotherapy treatment regimen to patients in Japan. The approval is based on results from the HIMALAYA Phase III trial, in which a single dose of the anti-CTLA-4 antibody Imjudo 300mg added to the anti-PD-L1 antibody Imfinzi 1500mg followed by Imfinzi every four weeks (STRIDE regimen: Single Tremelimumab Regular Interval Durvalumab) significantly reduced the risk of death versus sorafenib. The addition of Imjudo to Imfinzi did not increase severe liver toxicity, and no bleeding risk was observed.

HIMALAYA also served as the basis for the approval of Imfinzi monotherapy in the same disease setting. In HIMALAYA, Imfinzi demonstrated non-inferior overall survival (OS) compared to sorafenib, and an improved tolerability profile versus sorafenib.

The safety profiles of the combination of Imjudo added to Imfinzi and for Imfinzi alone were consistent with the known profiles of each medicine, and no new safety signals were identified.

Liver cancer is the fifth-leading cause of cancer death in Japan and the sixth most commonly diagnosed cancer worldwide.1,2 HCC is the most common type of liver cancer with 80% of cases occurring in the Asia-Pacific region.3,4 In Japan, approximately 45,000 people are diagnosed with HCC and 32,000 die of the disease each year.5,6

Imfinzi and Imjudo approved in NSCLC
The approval of Imfinzi and Imjudo plus chemotherapy for the treatment of unresectable, advanced or recurrent NSCLC is based on results from the POSEIDON Phase III trial, which showed a limited course of five cycles of the anti-CTLA-4 antibody Imjudo added to Imfinzi plus four cycles of platinum-based chemotherapy significantly reduced the risk of death versus a range of chemotherapy options.

The safety profile for Imjudo plus Imfinzi and chemotherapy was consistent with the known profiles of each medicine, and no new safety signals were identified.

In Japan, lung cancer is the most commonly diagnosed cancer, with more than 138,000 patients diagnosed in 2020.1 The prognosis for patients with metastatic NSCLC in Japan is particularly poor, as less than 20% will live beyond three years after diagnosis without treatment.7

Regulatory applications for Imfinzi and Imjudo are currently under review in the EU and several other countries based on the HIMALAYA, TOPAZ-1 and POSEIDON results.

Imfinzi plus chemotherapy approved in biliary tract cancer
The approval of Imfinzi plus chemotherapy brings the first immunotherapy regimen to patients with curatively unresectable BTC in Japan after more than a decade of limited innovation. The approval is based on results from an interim analysis of the TOPAZ-1 Phase III trial, which showed that Imfinzi plus chemotherapy significantly reduced the risk of death compared to chemotherapy alone. Imfinzi plus chemotherapy was generally well tolerated and did not increase the discontinuation rate due to adverse events compared to chemotherapy alone.

BTC is a group of rare and aggressive cancers that occur in the bile ducts and gallbladder.8,9 In 2021, approximately 23,300 people in Japan were diagnosed with BTC, which is the sixth-leading cause of cancer-related deaths for women and seventh-leading cause of cancer-related death for men in Japan.7 Patients face a poor prognosis, with approximately 19% to 31% of patients with BTC surviving five years.7

Notes

HIMALAYA
HIMALAYA was a randomised, open-label, multicentre, global Phase III trial of Imfinzi monotherapy and the STRIDE regimen comprising a single priming dose of Imjudo 300mg added to Imfinzi 1500mg followed by Imfinzi every four weeks versus sorafenib, a standard-of-care multi-kinase inhibitor.

The trial included a total of 1,324 patients with unresectable, advanced HCC who had not been treated with prior systemic therapy and were not eligible for locoregional therapy (treatment localised to the liver and surrounding tissue).

The trial was conducted in 181 centres across 16 countries, including in the US, Canada, Europe, South America and Asia. The primary endpoint was OS for the combination versus sorafenib and key secondary endpoints included OS for Imfinzi versus sorafenib, objective response rate (ORR) and progression-free survival (PFS) for the combination and for Imfinzi alone.

In HIMALAYA, the STRIDE regimen reduced the risk of death by 22% versus sorafenib (hazard ratio [HR] 0.78; 95% confidence interval [CI], 0.66-0.92; p= 0.0035). An estimated 31% of patients treated with the combination were still alive after three years, with 20% of patients treated with sorafenib still alive at the same duration of follow-up. The safety profiles of the combination of Imjudo added to Imfinzi and for Imfinzi alone were consistent with the known profiles of each medicine, and no new safety signals were identified.

POSEIDON
The POSEIDON trial was a randomised, open-label, multi-centre, global, Phase III trial of Imfinzi plus platinum-based chemotherapy, or Imfinzi, Imjudo and chemotherapy, versus chemotherapy alone in the 1st-line treatment of 1,013 patients with metastatic NSCLC. The trial population included patients with either non-squamous or squamous disease, and the full range of PD-L1 expression levels. POSEIDON excluded patients with certain epidermal growth factor receptor (EGFR) mutations or anaplastic lymphoma kinase (ALK) fusions.

In the experimental arms, patients were treated with a flat dose of either Imfinzi (1,500mg) or Imfinzi plus Imjudo (75mg) with up to four cycles of chemotherapy every three weeks before either Imfinzi maintenance once every four weeks or Imfinzi and a fifth dose of Imjudo given at week 16. In comparison, the control arm allowed up to six cycles of chemotherapy. Pemetrexed maintenance treatment was allowed in all arms in patients with non-squamous disease if given during the induction phase. Nearly all patients with non-squamous disease (95.5%) had pemetrexed and platinum, while the majority of patients with squamous disease receiving chemotherapy (88.3%) received gemcitabine and platinum.

Primary endpoints included PFS and OS for the Imfinzi plus chemotherapy arm. Key secondary endpoints included PFS and OS in the Imfinzi plus Imjudo and chemotherapy arm. As both PFS endpoints were met for Imfinzi plus chemotherapy and Imfinzi, Imjudo and chemotherapy, the prespecified statistical analysis plan allowed for testing OS in the Imfinzi plus Imjudo and chemotherapy arm. The trial was conducted in more than 150 centres across 18 countries, including the US, Europe, South America, Asia and South Africa.

Patients treated with a limited course of five cycles of the anti-CTLA-4 antibody Imjudo added to Imfinzi plus four cycles of platinum-based chemotherapy experienced a 23% reduction in the risk of death versus a range of chemotherapy options (HR 0.77; 95% CI, 0.65-0.92; p=0.00304). An estimated 33% of patients were alive at two years versus 22% for chemotherapy. This treatment combination also reduced the risk of disease progression or death by 28% compared to chemotherapy alone (HR 0.72; 95% CI, 0.60-0.86; p=0.00031).

Updated results after approximately four years of follow-up presented at the European Society for Medical Oncology Congress 2022 demonstrated sustained survival benefit, improving overall survival (OS) by 25% compared to chemotherapy alone (HR 0.75; 95% CI, 0.63-0.88). An estimated 25% of patients treated with the combination were alive at three years versus 13.6% for those treated with chemotherapy alone. The safety profile for Imjudo plus Imfinzi and chemotherapy was consistent with the known profiles of each medicine, and no new safety signals were identified.

TOPAZ-1
TOPAZ-1 was a randomised, double-blind, placebo controlled, multicentre, global Phase III trial of Imfinzi in combination with chemotherapy (gemcitabine plus cisplatin) versus placebo in combination with chemotherapy as a 1st-line treatment in 685 patients with unresectable advanced or metastatic BTC including intrahepatic and extrahepatic cholangiocarcinoma, and gallbladder cancer. Patients with ampullary carcinoma were excluded.

The primary endpoint was OS and key secondary endpoints included PFS, ORR and safety. The trial was conducted in 105 centres across 17 countries including in the US, Europe, South America and several countries in Asia including South Korea, Thailand, Japan and China.

At the interim analysis, Imfinzi plus chemotherapy reduced the risk of death by 20% versus chemotherapy alone (based on a hazard ratio [HR] of 0.80; 95% confidence interval [CI] 0.66-0.97; p=0.021). Updated results from TOPAZ-1 after an additional 6.5 months of follow-up showed a 24% reduction in the risk of death versus chemotherapy alone (HR 0.76; 95% CI, 0.64-0.91), with more than two times as many patients treated with Imfinzi plus chemotherapy estimated to be alive at two years versus chemotherapy alone (23.6% versus 11.5%). Updated median overall survival (OS) was 12.9 months versus 11.3 with chemotherapy. Imfinzi plus chemotherapy was generally well tolerated, with no new safety signals observed, and did not increase the discontinuation rate due to adverse events (AEs) compared to chemotherapy alone.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy in the curative-intent setting of unresectable, Stage III NSCLC in patients whose disease has not progressed after chemoradiotherapy and is the global standard of care in this setting based on the PACIFIC Phase III trial.

Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage small cell lung cancer (ES-SCLC) based on the CASPIAN Phase III trial. In 2021, updated results from the CASPIAN trial showed Imfinzi plus chemotherapy tripled patient survival at three years versus chemotherapy alone.

Imfinzi is also approved in combination with Imjudo and chemotherapy in metastatic non-small cell lung cancer in the US and Japan; in combination with chemotherapy in locally advanced or metastatic BTC in the US, Japan and several other countries; in combination with Imjudo in unresectable HCC in the US and Japan; as monotherapy in unresectable HCC in Japan; and in previously treated patients with advanced bladder cancer in several countries.

Since the first approval in May 2017, more than 100,000 patients have been treated with Imfinzi.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, several gastrointestinal (GI) cancers, ovarian cancer, endometrial cancer and other solid tumours.

Imjudo
Imjudo (tremelimumab) is a human monoclonal antibody that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Imjudo blocks the activity of CTLA-4, contributing to T-cell activation, priming the immune response to cancer and fostering cancer cell death.

In addition to its approved indications in liver and lung cancers, Imjudo is being tested in combination with Imfinzi across multiple tumour types including locoregional HCC (EMERALD-3), SCLC (ADRIATIC) and bladder cancer (VOLGA and NILE).

AstraZeneca in GI cancers
AstraZeneca has a broad development programme for the treatment of GI cancers across several medicines and a variety of tumour types and stages of disease. In 2020, GI cancers collectively represented approximately 5.1 million new cancer cases leading to approximately 3.6 million deaths.10

Within this programme, the Company is committed to improving outcomes in gastric, liver, BTC, oesophageal, pancreatic, and colorectal cancers.

Imfinzi is approved in the US and several other countries in combination with chemotherapy (gemcitabine plus cisplatin) for advanced biliary tract cancer and in the US and Japan in combination with Imjudo in unresectable HCC. Imfinzi is also approved as a monotherapy in unresectable HCC in Japan. Imfinzi is being assessed in combinations, including with Imjudo, in liver, oesophageal and gastric cancers in an extensive development programme spanning early to late-stage disease across settings.

Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate, is approved in the US and several other countries for HER2-positive advanced gastric cancer and is being assessed in colorectal cancer. Enhertu is jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

Lynparza (olaparib), a first-in-class PARP inhibitor, is approved in the US and several other countries for the treatment of BRCA-mutated metastatic pancreatic cancer. Lynparza is developed and commercialised in collaboration with MSD (Merck & Co., Inc. inside the US and Canada).

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi and Imjudo; Enhertu and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in immuno-oncology (IO)
AstraZeneca is a pioneer in introducing the concept of immunotherapy into dedicated clinical areas of high unmet medical need. The Company has a comprehensive and diverse IO portfolio and pipeline anchored in immunotherapies designed to overcome evasion of the anti-tumour immune response and stimulate the body's immune system to attack tumours.

AstraZeneca aims to reimagine cancer care and help transform outcomes for patients with Imfinzi as a single treatment and in combination with Imjudo as well as other novel immunotherapies and modalities. The Company is also exploring next-generation immunotherapies like bispecific antibodies and therapeutics that harness different aspects of immunity to target cancer.

AstraZeneca is boldly pursuing an innovative clinical strategy to bring IO-based therapies that deliver long-term survival to new settings across a wide range of cancer types. With an extensive clinical programme, the Company also champions the use of IO treatment in earlier disease stages, where there is the greatest potential for cure.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

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References
1.   World Health Organization. Japan Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/populations/392-japan-fact-sheets.pdf. Accessed December 2022.
2.   World Health Organization. Liver Cancer Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/11-Liver-fact-sheet.pdf. Accessed December 2022.
3.   ASCO. Liver Cancer: View All Pages. Available at: https://www.cancer.net/cancer-types/liver-cancer/view-all. Accessed December 2022.
4.   Boyle DA. Hepatocellular carcinoma: Implications for Asia-Pacific Oncology Nurses. Asia Pac J Oncol Nurs. 2017;(4)2.98-103.
5.   World Health Organization. International Agency for Research on Cancer. Estimated number of new cases in 2020, Japan, both sexes, all ages (excl. NMSC). Available at: https://gco.iarc.fr/today/online-analysis-table?v=2020&mode=cancer&mode_population=continents&population=392&populations=392&key=asr&sex=0&cancer=39&type=0&statistic=5&prevalence=0&population_group=0&ages_group%5B%5D=0&ages_group%5B%5D=17&group_cancer=1&. Accessed December 2022.
6.   Ikeda M, et al. Current status of hepatocellular carcinoma in Japan. Chin Clin Oncol. 2013;2(4):40.
7.   Foundation for Promotion of Cancer Research. Cancer Statistics in Japan - 2022. Available at: https://ganjoho.jp/public/qa_links/report/statistics/pdf/cancer_statistics_2022.pdf. Accessed December 2022.
8.   Marcano-Bonilla L, et al. Biliary tract cancers: epidemiology, molecular pathogenesis and genetic risk associations. CCO. 2016;5(5).
9.   ESMO. What is Biliary Tract Cancer. Available at: https://www.esmo.org/content/download/266801/5310983/1/EN-Biliary-Tract-Cancer-Guide-for-Patients.pdf. Accessed December 2022.
10.  World Health Organization. World Cancer Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed December 2022.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 December 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary